

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2022

Kambiz Mahdi
Chief Executive Officer
Clean Energy Technologies, Inc.
2990 Redhill Avenue
Costa Mesa, California 92626

       Re: Clean Energy Technologies, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2021
           Filed April 15, 2022
           File No. 000-55656

Dear Kambiz Mahdi:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

General

1.   Based on disclosures provided in your Form 10-Q for the quarterly period ended June 30, 2022, we note that the majority of your interim revenues were derived from your newly established reportable segment CETY HK. We further note that CETY HK consists of two business ventures in mainland China, including liquefied natural gas trading operations and a planned joint venture with Shenzhen Gas. Please revise your next Form 10-K for the fiscal year ending December 31, 2022 to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies. For additional guidance, see the Division of Corporation Finance's "Sample Letter to China-Based Companies" issued by the Staff in December 2021 and CF Disclosure Guidance Topic No. 10, "Disclosure Considerations for China-Based Issuers."

Kambiz Mahdi
Clean Energy Technologies, Inc.
November 3, 2022
Page 2

Notes to Consolidated Financial Statements
Note 6 - Intangible Assets, page 52

2. We note your acquisition of "LWL" in November 8, 2021 for $1.5 million of cash and contingent consideration shares and have the following comments:

    • Provide audited financial statements of the acquiree as required by Rule 8-04 of Regulation S-X or tell us in sufficient detail why such financial statements are not required.

    • Tell us the full name of the acquiree and clarify if LWL is the same entity as Jiangsu Huanya Jieneng ("JHJ").

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Beverly Singleton at (202) 551-3328 or Andrew Blume at (202) 551-3254 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing